Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2019 and June 30, 2020. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2020. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in charter hire rates, vessel utilization and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•        disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•       fluctuations in prices for crude oil, petroleum products and natural gas;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       the impact of environmental liabilities on us and the shipping industry, including climate change;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020 and available at http://www.sec.gov.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

However, given the current uncertainty in relation to COVID-19 and in an effort to facilitate robust disclosure, we have identified the following risks and uncertainties or updated the risk factors described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and the Quarterly Report on Form 6-K filed with the SEC on May 7, 2020.

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices have fallen by approximately 35% since the end of 2019. Natural gas prices in the primary European and Asian markets for LNG have fallen to an even greater extent. Together with reduced economic activity as a result of the COVID-19 virus, the decline in oil and gas prices has disincentivized trading of LNG and reduced the demand for LNG carriers and may continue to do so in the future. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our share price has declined significantly this year, due in part to the impact of the COVID-19 virus. Record low interest rates and exchange rates, especially the U.S. dollar/Norwegian Kroner exchange rate, have required us to post $71.1 million of cash collateral against our current marked-to-market derivative liabilities. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, including our newbuildings under construction in South Korea, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. The reduction in LNG demand and the closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations, particularly for the vessels that are coming off charter in the next twelve months (the Methane Lydon Volney in October 2020 and the GasLog Salem in March 2021 for GasLog and the Methane Jane Elizabeth in November 2020, the Methane Heather Sally in December 2020, the GasLog Seattle and the Solaris in June 2021 for the Partnership). We have eight vessels in the spot market, and these vessels are currently experiencing reduced spot charter rates and demand. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition and results of operations. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, as well as the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions, such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a strict “work from home” policy for shore based employees, as required depending on each location and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these may not be sufficient to protect our business against the impact of COVID-19.

In the remaining months of 2020, five of our vessels are scheduled to be dry-docked and, in 2021, five of our vessels are scheduled to be dry-docked. The dry-dockings for six of these vessels (five in 2020 and one in 2021) will be longer and more costly than normal as a result of the need to install ballast water treatment systems (“BWTS”) on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2020 and 2021, some of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, including the recent “stop work” order in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and cash flows could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2020 (five vessels), 2021 (five vessels) and 2023 (eight vessels).

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates and the depreciation of the Norwegian Kroner against the U.S. dollar, has required us to post significant cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our liquidity will be reduced and our financial leverage may increase. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure, minimum liquidity and other business requirements, we may be forced to take actions such as:

•                  seeking waivers or consents from our creditors;

•                  restructuring our debt

•                  seeking additional debt or equity capital;

•                  selling assets;

•                  reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; or

•                  seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common shares, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage. Despite the recent refinancing of the Group’s debt maturities due in 2021 and $36.0 million private placement, our liquidity position could be challenged in the future, and we may need to raise additional equity in order to remain in compliance with the financial covenants within our loan and bond facilities.

Recent Developments

Debt Refinancing

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $174.3 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”) plus a margin. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual instalments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last instalment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. The relevant amount of $193.7 million was drawn on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

GasLog has concurrently refinanced the existing indebtedness due in 2021 for the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, and the Methane Lydon Volney by entering into a credit agreement of $576.9 million. ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acted as global coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arrangers; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494.5 million Term Loan Facility which will amortize on a quarterly basis (following an initial repayment six months after initial drawdown equal to the sum of two quarterly repayments), with a final balloon amount payable concurrently with the last installment in June 2025; and a $82.4 million revolving loan facility which also matures in June 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds will be used for general corporate and working capital purposes.

On July 30, 2020, GasLog entered into a credit agreement with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd, the entity owning the GasLog Chelsea. Funded on July 31, 2020, the facility provides $96.8 million of additional financing, refinancing the $92.3 million of outstanding indebtedness of GasLog Chelsea and contributing to the $30.2 million of incremental liquidity for general corporate and working capital purposes referenced above. National Bank of Greece S.A. is acting as the sole original lender. The facility will amortize on a quarterly basis, with a final balloon amount payable concurrently with the last instalment in July 2025.

COVID-19 Update

Operational update

GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

•                  Beginning on June 1, 2020, employees at our Piraeus, Greece location returned to the office on a rotational basis at a capacity of approximately 50.0%. Piraeus office personnel have been provided with the appropriate personal protective equipment and modifications were made to the office’s floor plan to ensure social distancing; plexiglass dividers were installed and enhanced cleaning procedures have been enacted. All other onshore locations continue under a “work from home” policy in accordance with local guidelines and regulations;

•                  Crew changes continue to be planned at every opportunity and to date GasLog has been able to rotate approximately 80.0% of the officers and a smaller percentage of the other ranks. The majority of the crew rotation difficulties we face, are due to continued lockdowns in Singapore and the Philippines;

•                  The GasLog Savannah is expected to complete her scheduled dry-docking by the end of August  2020. The vessel began its dry-docking in Singapore on April 9, 2020; however, COVID-19 related lockdown measures were enacted soon thereafter and extended through early July, preventing its scheduled completion and, as a result, the GasLog Savannah was off-charter for a total of 90 days and approximately 60 days during the second and third quarters of 2020, respectively; and

•                  As a result of these measures and the dedication of our employees onshore and aboard our vessels, excluding the GasLog Savannah approximately 100.0% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the second quarter and there remains significant uncertainty regarding near-term future LNG demand and, therefore, LNG shipping requirements.

•                  The Group’s charter coverage for the remainder of 2020 is 82%;

•                  The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets;

•                  The utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters; and

•                  On September 4, 2019, GasLog announced a new 10-year time charter with Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the GasLog Singapore for use as a floating storage unit (“FSU”) in support of a LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been delayed by 6 months, the result of COVID-19 related impacts to the construction schedule. GasLog has received approval to defer conversion of the GasLog Singapore until the first quarter of 2021 to align more closely with the project’s new expected start date. All other terms of the charter party agreement remain in effect.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

•                  Notwithstanding COVID-19, we have refinanced the Group’s debt maturities due in 2021 with four new credit facilities representing a total of approximately $1.1 billion, strengthening the balance sheet and delivering $30.2 million of incremental liquidity to the Group.;

•                  Following recent amendments with several counterparties to our interest rate swap agreements as well a strengthening of the Norwegian Kroner versus the U.S Dollar since late March, our cash collateral with respect to our interest rate and cross-currency swap agreements was $44.8 million as of July 31, 2020, down from $71.1 million as of June 30, 2020 and $81.2 million as of March 31, 2020; and

•                  As of June 30, 2020, we recognized a non-cash impairment loss of $22.5 million in aggregate on certain of our steam turbine propulsion (“Steam”) vessels due to the uncertainty regarding the effects of COVID-19 in the short-term spot market, as discussed in the Commercial update above.

Delivery of the GasLog Windsor

On April 1, 2020, GasLog took delivery of the GasLog Windsor, a 180,000 cbm LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with a wholly-owned subsidiary of Centrica plc. (“Centrica”).

Delivery of the GasLog Wales

On May 11, 2020, GasLog took delivery of the GasLog Wales, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its 12-year charter with JERA Co. Inc (“JERA”).

Private Placement of Common Shares

On June 29, 2020, GasLog completed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a private placement of unregistered common shares (the “Private Placement”). The net proceeds were used for general corporate purposes. Approximately 75% of shares issued in the Private Placement were purchased by GasLog’s directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd., wholly-owned by the Livanos family and 4,000,000 common shares purchased by a wholly-owned affiliate of the Onassis Foundation. In addition, members of the Tung family, whose roots in shipping date back over 70 years, purchased common shares in the Private Placement.

Delivery of the GasLog Westminster

Post quarter-end, on July 15, 2020, GasLog took delivery of the GasLog Westminster, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with Centrica.

Dividend Declarations

On May 14, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2020 to holders of record as of June 30, 2020. GasLog paid the declared dividend to the transfer agent on July 1, 2020.

On August 4, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on August 27, 2020 to shareholders of record as of August 17, 2020.

Organizational Update

In November 2019, GasLog announced plans to relocate more of its employees, including several members of senior management, to our main operating office in Piraeus, Greece, to enhance business efficiency, operational excellence and to reduce overheads. By the end of 2020, we will have concluded these organizational changes, having closed the Monaco Office and reduced the number of employees in our London office. These measures will result in annualized general and administrative (“G&A”) savings of $6.0 million with effect from 2021. In the three months ended June 30, 2020, additional restructuring costs of $1.1 million were recognized ($1.5 million for the six months ended June 30, 2020).

As the next phase in our strategy to enhance efficiency and reduce costs, we have now decided to include GasLog Partners and our Stamford office in this initiative. Andrew Orekar, CEO of GasLog Partners, has informed the Company that, as a result of the relocation of his role to Piraeus, Greece, he will step down from his position on September 15, 2020. Paul Wogan, currently CEO of GasLog, will assume the responsibilities of CEO of GasLog Partners on September 16, 2020. Please see today’s separate press release on this matter. In addition, we will reduce the size of the Partnership’s board of directors from seven to five members and will close our Stamford, Connecticut office. This plan is expected to generate annualized G&A savings of $3.0 million per annum starting in 2021.

When taken together with the organizational changes already announced, we expect to reduce our G&A expenses by $9.0 million in aggregate beginning in 2021.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. In the six months ended June 30, 2020, 323,919 shares have been acquired at a total cost of $2.0 million and are included in treasury shares. The average cost of the repurchase was $6.17 per share inclusive of all fees and commissions.

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the Partnership’s unit repurchase programme, taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021. In the six months ended June 30, 2020, GasLog Partners repurchased and cancelled 191,490 of the Partnership’s common units at a weighted average price of $5.18 per common unit for a total amount of $1.0 million, including commissions.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly-owned fleet as of August 5, 2020, consists of 19 LNG carriers, including 15 ships in operation and four LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui & Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 30 LNG carriers including our 15 wholly-owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in a vessel, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly-owned subsidiary GasLog LNG Services Ltd.

Fleet Update

Owned Fleet

As of August 5, 2020, our wholly-owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Chelsea	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Salem	2015	155,000	Gunvor(3)	TFDE	March 2021	—
4	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Warsaw	2019	180,000	Cheniere(4)	X-DF	May 2021	—
				Endesa(5)		May 2029	2035-2041
8	GasLog Hong Kong	2018	174,000	Total (6)	X-DF	December 2025	2028
9	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
10	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
12	GasLog Singapore	2010	155,000	Spot Market	TFDE	—	—
				Sinolam LNG (7)		April 2031	—
13	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033
14	GasLog Wales	2020	180,000	JERA	X-DF	May 2032	2034-2036
15	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033

As of August 5, 2020, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
3	Methane Shirley Elisabeth	2007	145,000	JOVO(10)	Steam	August 2022	—
4	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
5	Methane Jane Elizabeth	2006	145,000	Trafigura(8)	Steam	November 2020	—
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
10	GasLog Shanghai	2013	155,000	Gunvor(3)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (9)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      Indicates the expiration of the initial term.

(2)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Warsaw has the right to extend the charter by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Wales has the right to extend the charter by two additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Westminster has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration.

(3)      The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(4)      The vessel is chartered to Cheniere Marketing International LLP, a wholly-owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

(5)   “Endesa” refers to Endesa S.A.

(6)  “Total” refers to Total Gas & Power Chartering Limited, a wholly-owned subsidiary of Total S.A.

(7)  The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of an FSU. The charter is expected to commence in April 2021, after the dry-docking and conversion of the vessel to an FSU.

(8)  “Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.

(9)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

(10)  The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly-owned subsidiary of JOVO Group (“JOVO”). The charter commenced on July 12, 2020.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Warsaw, the GasLog Singapore, the GasLog Windsor, the GasLog Wales and the GasLog Westminster each within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacity greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our four newbuildings (Hull Nos. 2300, 2301, 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The Methane Lydon Volney, the Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in October 2020, November 2020 and December 2020, respectively, each plus or minus 30 days, while the GasLog Salem, the GasLog Seattle and the Solaris are due to come off charter in March 2021, June 2021 and June 2021 respectively. GasLog Partners has secured a two-year charter for the Methane Shirley Elisabeth. GasLog Partners and GasLog continue to pursue opportunities for new term charters with third parties and will trade the vessels in the spot/short-term charter market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2020

	For the three months ended
	June 30, 2019	June 30, 2020
Amounts in thousands of U.S. Dollars
Revenues	154,251	158,861
Net pool allocation	2,658	—
Voyage expenses and commissions	(5,867)	(5,442)
Vessel operating and supervision costs	(33,358)	(32,605)
Depreciation	(41,350)	(43,647)
General and administrative expenses	(11,172)	(11,154)
Loss on disposal of non-current assets	—	(572)
Impairment loss on vessels	—	(22,454)
Profit from operations	65,162	42,987
Financial costs	(46,897)	(43,557)
Financial income	1,709	177
Loss on derivatives	(30,799)	(13,467)
Share of profit of associates	313	522
Total other expenses, net	(75,674)	(56,325)
Loss for the period	(10,512)	(13,338)
Non-controlling interests	(15,486)	(8,010)
Loss attributable to owners of the Group	(25,998)	(21,348)

During the three-month period ended June 30, 2019 we had an average of 27.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,409 operating days and an average of 27.0 ships operating under our technical management (including our 26.0 owned and bareboat ships). During the three-month period ended June 30, 2020, we had an average of 30.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,458 operating days and an average of 30.0 ships operating under our technical management (including 29.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 3.0%, or $4.6 million, from $154.3 million during the three-month period ended June 30, 2019 to $158.9 million during the three-month period ended June 30, 2020. The increase in revenues is mainly attributable to an increase in revenues of $17.8 million due to the deliveries of the Gaslog Warsaw, the GasLog Windsor and the GasLog Wales, on July 31, 2019, April 1, 2020 and May 11, 2020, respectively. This increase was partially offset by an aggregate decrease in revenues of 13.4 million due to the expiration of the time charters of four of our vessels (the Gaslog Saratoga, the Methane Alison Victoria, the Methane Rita Andrea and the GasLog Sydney) and their subsequent trading in the current weak spot market impacted by the COVID-19 pandemic during the three months ended June 30, 2020. The average daily hire rate increased from $63,955 for the three-month period ended June 30, 2019 to $64,549 for the quarter ended June 30, 2020.

Net Pool Allocation:

Net pool allocation decreased by $2.7 million, from a positive $2.7 million during the three-month period ended June 30, 2019 to $0 during the three-month period ended June 30, 2020, following the exit of GasLog’s vessels from the Cool Pool in July 2019.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 8.5%, or $0.5 million, from $5.9 million during the three-month period ended June 30, 2019 to $5.4 million during the three-month period ended June 30, 2020. The decrease is primarily attributable to a decrease in bunkers consumption of our vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs decreased marginally by 2.4%, or $0.8 million, from $33.4 million during the three-month period ended June 30, 2019 to $32.6 million during the three-month period ended June 30, 2020. The decrease was mainly attributable to decreased scheduled technical and maintenance costs related to engine maintenance and the favorable movement of the Euro (“EUR”)/USD exchange rate in the second quarter of 2020 as compared to the prior quarter, which was partially offset by the increase of crew wages following the delivery of two vessels in the first half of 2020 and one vessel in the second half of 2019. Daily operating costs per vessel decreased from $14,099 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended June 30, 2019 to $12,550 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended June 30, 2020.

Depreciation:

Depreciation increased by 5.3%, or $2.2 million, from $41.4 million during the three-month period ended June 30, 2019 to $43.6 million during the three-month period ended June 30, 2020. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the quarter ended June 30, 2020, compared to the same quarter in 2019, which was partially offset by the impairment charges recognized in the fourth quarter of 2019, which reduced the carrying value of the Steam vessels.

General and Administrative Expenses:

General and administrative expenses remained $11.2 million for the three-month period ended June 30, 2019 and the three-month period ended June 30, 2020, before adjusting for restructuring costs in 2020. General and administrative expenses, excluding the effect of the restructuring costs of $1.1 million, were $10.1 million for the quarter ended June 30, 2020 and the daily running expenses decreased from $4,547 per vessel ownership day for the three-month period ended June 30, 2019 to $3,746 per vessel ownership day for the three-month period ended June 30, 2020. The decrease is mainly attributable to decreased travel and accommodation expenses mainly due to the COVID-19 related travel restrictions imposed during 2020 and to legal and other professional fees savings.

Impairment Loss on Vessels:

Impairment loss on vessels was nil for the three-month period ended June 30, 2019 and $22.5 million for the same period in 2020. The impairment loss recorded as of June 30, 2020 was recognized with respect to four of our Steam vessels (the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs:

Financial costs decreased by 7.0%, or $3.3 million, from $46.9 million during the three-month period ended June 30, 2019 to $43.6 million during the three-month period ended June 30, 2020. The decrease is mainly attributable to a net decrease of $6.6 million in interest expense on loans, bonds and cash flow hedges, partially offset by an increase of 2.9 million in other financial costs mainly consisting of the $3.3 million of fees paid for our comprehensive plan to manage our cash collateral exposure placed with the swap banks as a result of the negative marked to market valuations of our interest rate and cross-currency swaps. During the quarter ended June 30, 2020, we had an average of $3,380.3 million of outstanding indebtedness, with a weighted average interest rate of 4.0%, while during the quarter ended June 30, 2019, we had an average of $3,079.3 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.2%, due primarily to a decrease in LIBOR rates. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Loss on Derivatives:

Loss on derivatives decreased by $17.3 million, from a loss of $30.8 million during the three-month period ended June 30, 2019 to a loss of $13.5 million during the three-month period ended June 30, 2020. The decrease is attributable to a decrease of $21.6 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $30.8 million in the three months ended June 30, 2019, as compared to a loss of $9.1 million in the three months ended June 30, 2020 and a decrease of $0.7 million in realized loss on forward foreign exchange contracts held for trading. The above movements were partially offset by a decrease of $4.0 million in realized gain from interest rate swaps held for trading and an increase of $1.1 million in the ineffective portion of cash flow hedges.

Loss for the Period:

Loss for the period increased by 26.7%, or $2.8 million, from a loss of $10.5 million for the three-month period ended June 30, 2019 to a loss of $13.3 million for the three-month period ended June 30, 2020, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group decreased by 18.1%, or $4.7 million, from $26.0 million for the three-month period ended June 30, 2019 to $21.3 million for the three-month period ended June 30, 2020. The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit, partially offset by the increase in loss mentioned above.

Six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2020

	For the six months ended
	June 30, 2019	June 30, 2020
Amounts in thousands of U.S. Dollars
Revenues	320,798	324,758
Net pool allocation	(4,080)	—
Voyage expenses and commissions	(12,784)	(12,915)
Vessel operating and supervision costs	(66,328)	(67,657)
Depreciation	(80,949)	(85,144)
General and administrative expenses	(21,549)	(20,775)
Loss on disposal of non-current assets	—	(572)
Impairment loss on vessels	—	(22,454)
Profit from operations	135,108	115,241
Financial costs	(92,404)	(84,998)
Financial income	3,168	645
Loss on derivatives	(51,043)	(84,591)
Share of profit of associates	558	928
Total other expenses, net	(139,721)	(168,016)
Loss for the period	(4,613)	(52,775)
Non-controlling interests	(32,332)	(20,052)
Loss attributable to owners of the Group	(36,945)	(72,827)

During the six-month period ended June 30, 2019, we had an average of 26.6 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,759 operating days and an average of 26.6 ships operating under our technical management (including an average of 25.6 of our owned and bareboat ships). During the six-month period ended June 30, 2020, we had an average of 29.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,708 operating days, and an average of 29.0 ships operating under our technical management (including an average of 28.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 1.2%, or $4.0 million, from $320.8 million during the six-month period ended June 30, 2019 to $324.8 million during the six-month period ended June 30, 2020. The increase in revenues is mainly attributable to an increase in revenues of $32.3 million due to the deliveries of the Gaslog Warsaw, the GasLog Windsor and the GasLog Wales, on July 31, 2019, April 1, 2020 and May 11, 2020, respectively, and the operation for the full six-month period of the GasLog Gladstone, delivered on March 15, 2019. These deliveries resulted in an increase in operating days. The above increase was partially offset by an aggregate decrease in revenues of $26.2 million due to the expiration of the multi-year time charters of four of our vessels and their subsequent trading in the spot market (the Gaslog Saratoga, the Methane Alison Victoria, the Methane Rita Andrea and the GasLog Sydney) and the rechartering of the Methane Jane Elizabeth and the Methane Shirley Elisabeth under a new one-year charter with Trafigura and a two-year charter with JOVO, respectively. The average daily hire rate increased from $67,329 for the six-month period ended June 30, 2019 to $68,897 for the six-month period ended June 30, 2020.

Net Pool Allocation:

Net pool allocation increased by $4.1 million, from a negative $4.1 million during the six-month period ended June 30, 2019 to $0 during the six-month period ended June 30, 2020. The variance was attributable to the exit of GasLog’ vessels from the Cool Pool since July 2019.

Voyage Expenses and Commissions:

Voyage expenses and commissions increased marginally by 0.8%, or $0.1 million, from $12.8 million during the six-month period ended June 30, 2019 to $12.9 million during the six-month period ended June 30, 2020.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 2.1%, or $1.4 million, from $66.3 million during the six-month period ended June 30, 2019 to $67.7 million during the six-month period ended June 30, 2020. The increase was mainly attributable to the increase in crew wages due to the new deliveries in our fleet and increased scheduled technical and maintenance costs related to engine maintenance and dry-docking costs, partially offset by the favorable movement of the EUR/USD exchange rate. Daily operating costs per vessel decreased from $14,319 per ownership day (excluding the Solaris managed by Shell) for the six-month period ended June 30, 2019 to $13,384 per ownership day (excluding the Solaris managed by Shell) for the six-month period ended June 30, 2020.

Depreciation:

Depreciation increased by 5.2%, or $4.2 million, from $80.9 million during the six-month period ended June 30, 2019 to $85.1 million during the six-month period ended June 30, 2020. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the six months ended June 30, 2020, compared to the same period in 2019, which was partially offset by the impairment charges recognized in the fourth quarter of 2019, which reduced the carrying value of the Steam vessels.

General and Administrative Expenses:

General and administrative expenses decreased by 3.3%, or $0.7 million, from $21.5 million during the six-month period ended June 30, 2019 to $20.8 million during the six-month period ended June 30, 2020, before adjusting for restructuring costs in 2020. General and administrative expenses, excluding the effect of the restructuring costs of $1.5 million, were $19.3 million for the six-month period ending June 30, 2020 and the daily running expenses decreased from $4,477 per vessel ownership day for the six-month period ended June 30, 2019 to $3,676 per vessel ownership day for the six-month period ended June 30, 2020. The decrease, excluding the effect of the restructuring costs is mainly attributable to reduced travel and accommodation expenses, mainly due to the COVID-19 related travel restrictions imposed during 2020, a decrease in foreign exchange losses and to legal and other professional fees savings.

Impairment Loss on Vessels:

Impairment loss on vessels was nil for the six-month period ended June 30, 2019 and $22.5 million for the same period in 2020. The impairment loss recorded as of June 30, 2020 was recognized with respect to four of our Steam vessels (the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs:

Financial costs decreased by 8.0%, or $7.4 million, from $92.4 million during the six-month period ended June 30, 2019 to $85.0 million during the six-month period ended June 30, 2020. The decrease is mainly attributable to a net decrease of $8.4 million in interest expense on loans, bonds and cash flow hedges and a net decrease of $0.9 million in other financial costs (consisting of $4.1 million net unrealized foreign exchange gains on cash and bonds, partially offset by an increase of $3.3 million of fees paid for our comprehensive plan to manage our cash collateral exposure placed with the swap banks as a result of the negative marked to market valuations of our interest rate and cross-currency swaps), which is partially offset by an increase of $1.9 million in loss arising on bond repurchase at premium. During the six-month period ended June 30, 2020, we had an average of $3,259.3 million of outstanding indebtedness, with a weighted average interest rate of 4.3%, while during the six-month period ended June 30, 2019, we had an average of $2,977.9 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.3%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Loss on Derivatives:

Loss on derivatives increased by 65.9%, or $33.6 million, from $51.0 million during the six-month period ended June 30, 2019 to $84.6 million during the six-month period ended June 30, 2020. The increase is attributable to an increase of $28.5 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $51.9 million in the six months ended June 30, 2019, as compared to a loss of $80.5 million in the six months ended June 30, 2020 and a decrease of $6.6 million in realized gain from interest rate swaps held for trading, partially offset by a decrease of $1.4 million in realized loss on forward foreign exchange contracts held for trading and an increase of $0.1 million in the ineffective portion of cash flow hedges.

Loss for the Period:

Loss for the period increased by $48.2 million, from a loss of $4.6 million for the six-month period ended June 30, 2019 to a loss of $52.8 million for the six-month period ended June 30, 2020, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group increased by $35.9 million, from $36.9 million for the six-month period ended June 30, 2019 to $72.8 million for the six-month period ended June 30, 2020. The increase in loss attributable to the owners of GasLog resulted mainly from the increase in loss mentioned above.

Customers

For the six-month period ended June 30, 2020, we received 63.1% of our revenues from Shell, 26.7% of our revenues from major LNG producers, 10.1% of our revenues from various charterers in the spot/short-term market and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the six-month period ended June 30, 2019, we received 73.9% of our revenues from Shell, 14.0% of our revenues from various charterers in the spot/short-term market, 12.0% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of June 30, 2020, GasLog had $172.9 million of cash and cash equivalents, of which $44.5 million was held in time deposits and the remaining balance in current accounts. In addition, an amount of $71.1 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets. This amount has been further reduced to $44.8 million, following the novation of certain swap agreements described below.

On January 13, 2020, GasLog completed the partial exchange of $10.0 million of the outstanding 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) for new senior unsecured bonds due in 2024 (the “NOK 2024 Bonds”). On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding senior unsecured bonds due May 2021 (the “NOK 2021 Bonds”) at a price of 104.0% of par value, resulting in a loss of $1.9 million.

On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). On March 26, 2020 and on May 4, 2020, GasLog drew $152.5 million and $149.4 million, respectively under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), to partially finance the delivery of the GasLog Windsor and the GasLog Wales.

On June 29, 2020, GasLog closed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through the Private Placement. The net proceeds were used for general corporate purposes. This transaction increased liquidity and further strengthened the capital structure of GasLog.

As of June 30, 2020, the total remaining balance of the contract prices of the five LNG carriers on order was $788.3 million (including the GasLog Westminster which was delivered on July 15, 2020), which GasLog expects to fund them with the Newbuilding Facility, cash balances and cash from operations. As of June 30, 2020, there was undrawn available capacity of $750.9 million under the Newbuilding Facility.

As of June 30, 2020, GasLog had an aggregate of $3.4 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $465.2 million was repayable within one year, and $200.7 million of lease liabilities, of which $9.8 million was payable within one year.

On July 21, 2020 and July 31, 2020, the respective subsidiaries of GasLog drew down a total of $1,127.7 million under the new facilities entered into on July 16, 2020 and July 30, 2020 and prepaid in full their aggregate outstanding debt of $1,082.6 million, which would have been due in April and July 2021.

GasLog has hedged 42.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of June 30, 2020.

Diversifying the list of hedging providers, GasLog has entered into novation agreements with Nordea Bank Finland (“Nordea”) and Standard Chartered Bank. Subsequently, two interest rate swaps originally held with Nordea and due to mature in 2022, have now been transferred to Standard Chartered Bank. The aggregate notional amount of the trades is $166.6 million. Furthermore, as part of the closing of the Partnership’s refinancing in July 2020, GasLog Partners entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners’ $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. Combined with favorable movements in marked-to-market valuations, this resulted in cash collateral with respect to our interest rate and cross-currency swap agreements decreasing to $44.8 million as of July 31, 2020.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Note 9 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of June 30, 2020, GasLog’s current assets totaled $249.8 million, while current liabilities totaled $662.5 million (including the $332.2 million of current debt refinanced in July 2020), resulting in a negative working capital position of $412.7 million.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least 12 months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, we may enter into new debt facilities in the future, as well as public and/or private equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond our control.

Cash Flows

Six-month period ended June 30, 2019, compared to the six-month period ended June 30, 2020

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended

	June 30, 2019	June 30, 2020
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	98,773	72,848
Net cash used in investing activities	(267,151)	(371,179)
Net cash provided by financing activities	121,453	209,621

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $26.0 million, from $98.8 million during the six-month period ended June 30, 2019 to $72.8 million during the six-month period ended June 30, 2020. The decrease is mainly attributable to a decrease of $26.4 million movements of the working capital accounts (mainly driven by the $26.5 million increase in movements of cash collateral relating to swaps), a decrease of $23.5 million in movements of balances with related parties, mainly due to the collection of balances due from the Cool Pool partially offset by $20.9 million due to the movements in unearned revenue collected).

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $104.0 million, from $267,2 million in the six-month period ended June 30, 2019 to $371.2 million in the six-month period ended June 30, 2020. The increase is mainly attributable to an increase of $123.3 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, an increase of $2.5 million in net cash used in payments for right-of-use assets and a decrease of $2.2 million in cash from interest income, partially offset by a net decrease of $23.5 million in cash from short-term investments in the six-month period ended June 30, 2020 compared to the same period of 2019.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $88.1 million, from $121.5 million in the six-month period ended June 30, 2019 to $209.6 million in the six-month period ended June 30, 2020. The increase is mainly attributable to a decrease of $295.1 million bank loan and bond repayments, an increase of $36.0 million in proceeds from the Private Placement, a decrease of $26.2 million in dividend payments, a decrease of $10.7 million in cash used for purchases of treasury shares, an increase of $10.7 million in proceeds from entering into interest rate swaps, a decrease of $1.6 million in payments of loan issuance costs and a decrease of $0.9 million in payments for equity raising costs, partially offset by a decrease of $275.8 million in proceeds from borrowings, an increase of $10.8 million relating to the payment for an interest rate swap termination, an increase of $4.1 million in payments for cross currency swaps’ termination, an increase of $1.9 million in payments for bond repurchase at a premium and an increase of $0.4 million in payments for lease liabilities.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after June 30, 2020.

	Contracted Charter Revenues and Days from Time Charters

	After June 30,	For the years ending December 31,
	2020	2021	2022	2023	2024-2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	294.9	559.8	545.6	511.3	1,771.6	3,683.2
Total contracted days(1)	4,574	7,926	7,492	6,692	23,704	50,388
Total available days(2)	5,567	12,214	12,775	12,535	113,250	156,341
Total unfixed days(3)	993	4,288	5,283	5,843	89,546	105,953
Percentage of total contracted days/total available days	82.2%	64.9%	58.6%	53.4%	20.9%	32.2%

(1)      Reflects time charter revenues and contracted days for thirteen of our currently wholly-owned ships, the 15 ships currently owned by the Partnership, the bareboat vessel and the five newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after June 30, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 6, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 6, 2020 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and June 30, 2020

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2019	June 30, 2020
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	21,620	21,273
Deferred financing costs		11,592	10,217
Other non-current assets	7	24,221	42,442
Derivative financial instruments	17	3,572	—
Tangible fixed assets	5	4,427,065	4,725,035
Vessels under construction	5	203,323	175,969
Right-of-use assets	6	206,495	207,753
Total non-current assets		4,907,399	5,192,200
Current assets
Trade and other receivables		24,900	26,702
Dividends receivable and other amounts due from related parties	10	573	3,342
Derivative financial instruments	17	429	—
Inventories		8,172	8,821
Prepayments and other current assets		13,475	37,982
Short-term investments		4,500	—
Cash and cash equivalents	8	263,747	172,914
Total current assets		315,796	249,761
Total assets		5,223,195	5,441,961
Equity and liabilities
Equity
Preference shares	15	46	46
Share capital	15	810	954
Contributed surplus	15	760,671	774,378
Reserves		16,799	14,839
Treasury shares	15	(2,159)	(1,718)
Accumulated deficit		(87,832)	(160,659)
Equity attributable to owners of the Group		688,335	627,840
Non-controlling interests		961,518	943,138
Total equity		1,649,853	1,570,978
Current liabilities
Trade accounts payable		27,615	37,303
Ship management creditors		601	784
Amounts due to related parties	10	200	78
Derivative financial instruments	17	8,095	34,616
Other payables and accruals	14	136,242	114,785
Borrowings, current portion	9	255,422	465,200
Lease liability, current portion	6	9,363	9,769
Total current liabilities		437,538	662,535
Non-current liabilities
Derivative financial instruments	17	41,837	102,855
Borrowings, non-current portion	9	2,891,973	2,907,842
Lease liability, non-current portion	6	195,567	190,924
Other non-current liabilities		6,427	6,827
Total non-current liabilities		3,135,804	3,208,448
Total equity and liabilities		5,223,195	5,441,961

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the six months ended

	Note	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues	11	154,251	158,861	320,798	324,758
Net pool allocation		2,658	—	(4,080)	—
Voyage expenses and commissions		(5,867)	(5,442)	(12,784)	(12,915)
Vessel operating and supervision costs	13	(33,358)	(32,605)	(66,328)	(67,657)
Depreciation	5, 6	(41,350)	(43,647)	(80,949)	(85,144)
General and administrative expenses	12	(11,172)	(11,154)	(21,549)	(20,775)
Loss on disposal of non-current assets	5	—	(572)	—	(572)
Impairment loss on vessels	5	—	(22,454)	—	(22,454)
Profit from operations		65,162	42,987	135,108	115,241
Financial costs	18	(46,897)	(43,557)	(92,404)	(84,998)
Financial income		1,709	177	3,168	645
Loss on derivatives	18	(30,799)	(13,467)	(51,043)	(84,591)
Share of profit of associates	4	313	522	558	928
Total other expenses, net		(75,674)	(56,325)	(139,721)	(168,016)
Loss for the period		(10,512)	(13,338)	(4,613)	(52,775)
Attributable to:
Owners of the Group		(25,998)	(21,348)	(36,945)	(72,827)
Non-controlling interests	3	15,486	8,010	32,332	20,052
		(10,512)	(13,338)	(4,613)	(52,775)

Loss per share – basic and diluted	21	(0.35)	(0.30)	(0.52)	(0.96)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended

	Note	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Loss for the period		(10,512)	(13,338)	(4,613)	(52,775)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	17	(1,225)	1,881	(2,464)	(2,229)
Other comprehensive (loss)/income for the period		(1,225)	1,881	(2,464)	(2,229)
Total comprehensive loss for the period		(11,737)	(11,457)	(7,077)	(55,004)
Attributable to:
Owners of the Group		(27,223)	(19,467)	(39,409)	(75,056)
Non-controlling interests		15,486	8,010	32,332	20,052
		(11,737)	(11,457)	(7,077)	(55,004)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 15)	Preference shares (Note 15)	Contributed surplus (Note 15)	Reserves	Treasury shares (Note 15)	Retained earnings/ (Accumulated deficit)	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(1)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Equity offering costs	—	—	(580)	—	—	—	(580)	92	(488)
Dividend paid (common and preference shares)	—	—	(29,289)	—	—	—	(29,289)	(52,822)	(82,111)
Share-based compensation, net of accrued dividend (Note 20)	—	—	—	2,306	—	—	2,306	—	2,306
Settlement of share-based compensation	—	—	—	(4,630)	4,676	—	46	—	46
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	(9,921)	(13,673)
(Loss)/profit for the period	—	—	—	—	—	(36,945)	(36,945)	32,332	(4,613)
Other comprehensive loss for the period	—	—	—	(2,464)	—	—	(2,464)	—	(2,464)
Total comprehensive (loss)/income for the period	—	—	—	(2,464)	—	(36,945)	(39,409)	32,332	(7,077)
Balance as of June 30, 2019	810	46	820,707	14,174	(2,342)	(24,116)	809,279	1,073,189	1,882,468

Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Proceeds from private placement, net of offering costs	144	—	34,856	—	—	—	35,000	(114)	34,886
Dividend paid (common and preference shares) (Note 15)	—	—	(21,149)	—	—	—	(21,149)	(37,322)	(58,471)
Share-based compensation, net of accrued dividend (Note 20)	—	—	—	2,714	—	—	2,714	—	2,714
Settlement of share-based compensation	—	—	—	(2,445)	2,441	—	(4)	—	(4)
Treasury shares, net	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the period	—	—	—	—	—	(72,827)	(72,827)	20,052	(52,775)
Other comprehensive loss for the period	—	—	—	(2,229)	—	—	(2,229)	—	(2,229)
Total comprehensive (loss)/income for the period	—	—	—	(2,229)	—	(72,827)	(75,056)	20,052	(55,004)
Balance as of June 30, 2020	954	46	774,378	14,839	(1,718)	(160,659)	627,840	943,138	1,570,978

(1)  Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2019	June 30, 2020
Cash flows from operating activities:
Loss for the period		(4,613)	(52,775)
Adjustments for:
Depreciation		80,949	85,144
Impairment loss on vessels	5	—	22,454
Loss on disposal of non-current assets	5	—	572
Share of profit of associates		(558)	(928)
Financial income		(3,168)	(645)
Financial costs		92,404	84,998
Unrealized foreign exchange (gains)/losses on cash and cash equivalents		(122)	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	18	51,882	80,254
Share-based compensation	20	2,587	2,992
		219,361	222,066
Movements in working capital		(37,897)	(64,220)
Cash provided by operations		181,464	157,846
Interest paid		(82,691)	(84,998)
Net cash provided by operating activities		98,773	72,848
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(256,888)	(374,605)
Return of capital expenditures		5,629	—
Other investments		(158)	—
Payments for right-of-use assets		(232)	(2,738)
Dividends received from associate		538	900
Purchase of short-term investments		(54,000)	—
Maturity of short-term investments		35,000	4,500
Financial income received		2,960	764
Net cash used in investing activities		(267,151)	(371,179)
Cash flows from financing activities:
Proceeds from bank loans	19	677,680	401,911
Bank loan and bond repayments	19	(445,604)	(150,508)
Payment for bond repurchase at a premium	19	—	(1,937)
Payment for interest rate swaps termination	19	—	(10,811)
Proceeds from entering into interest rate swaps	19	—	10,770
Payment of loan issuance costs	19	(9,175)	(7,605)
Payment of equity raising costs	19	(894)	(15)
Proceeds from private placement	19	—	36,000
Dividends paid		(82,111)	(55,955)
Payment for cross currency swaps’ (“CCS”) termination	19	—	(4,051)
Purchase of treasury shares		(13,673)	(2,996)
Payments for lease liability	19	(4,770)	(5,182)
Net cash provided by financing activities		121,453	209,621
Effects of exchange rate changes on cash and cash equivalents		122	(2,123)
Decrease in cash and cash equivalents		(46,803)	(90,833)
Cash and cash equivalents, beginning of the period		342,594	263,747
Cash and cash equivalents, end of the period		295,791	172,914

Non-cash investing and financing activities	19
Capital expenditures included in liabilities at the end of the period		12,744	20,215
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		107	3,045
Receivable from related parties – Disposal of non-current assets		—	2,457
Equity raising costs included in liabilities at the end of the period		661	1,113
Loan issuance costs included in liabilities at the end of the period		1,989	335
Dividend declared included in liabilities at the end of the period		—	2,516
Liabilities related to leases at the end of the period		335	336

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, Stamford, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of June 30, 2020, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 41.3% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of June 30, 2020, GasLog held a 35.6% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of June 30, 2020, the Group’s structure is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	GasLog Windsor	April 2020
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Westminster	July 2020
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	GasLog Wales	May 2020
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw(2)	July 2019
35.6% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015

25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

_______

(1)  For newbuildings, expected delivery quarters as of June 30, 2020 are presented.

(2)  In June 2019, the newbuilding the GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) (“Pool Owners”) and The Cool Pool Limited signed an LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement” or “Cool Pool”) to market their vessels operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool, whereby GasLog would assume commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool and on June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of The Cool Pool Limited. Following expiry of their commitments, GasLog vessels were withdrawn from the Cool Pool in June and July 2019.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019 filed with the SEC on March 6, 2020.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2019.

On August 5, 2020, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of June 30, 2020, GasLog’s current assets totaled $249,761, while current liabilities totaled $662,535 (including $332,177 in July 2020) (Note 22), resulting in a negative working capital position of $412,774. In considering going concern, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile commercial and financial market conditions, management anticipates that our primary sources of funds over the next 12 months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its banking covenants for at least 12 months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Company may enter into new debt facilities in the future, as well as public and/or private equity or debt instruments, although there can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond the Company’s control.

The Company continues its constant review of the possible implications of the COVID-19 outbreak and the associated effects on the LNG shipping market to allow current assessments of the impact of the virus to be incorporated into the latest full-year estimates in order to identify risks to future liquidity and covenant compliance and to enable management to take corrective actions, if required.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments adopted in the current period with a material effect on the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

3. Non-controlling Interest in GasLog Partners

The profit allocation to non-controlling interests is based on the distribution policy for available cash stated in the Partnership Agreement as amended after the elimination of the incentive distribution rights (“IDRs”) as of June 30, 2019. Following the IDRs’ elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation has been applied to the Partnership’s earnings for the three months ended June 30, 2019 and onwards.

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Partnership’s profit attributable to:
Common unitholders	11,329	617	23,858	7,063
General partner	232	14	487	155
Paid and accrued preference equity distributions	7,582	7,582	15,164	15,164
Total	19,143	8,213	39,509	22,382
Partnership’s profit allocated to GasLog	3,657	203	7,177	2,330
Partnership’s profit allocated to non-controlling interests	15,486	8,010	32,332	20,052
Total	19,143	8,213	39,509	22,382

* Excludes profits of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019.

Dividends declared attributable to non-controlling interests included in the unaudited condensed consolidated statements of changes in equity represent cash distributions to holders of common and preference units.

In the six months ended June 30, 2020, the board of directors of the Partnership approved and declared cash distributions of $22,158 and $15,164 for the common units and preference units, respectively held by non-controlling interests.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

June 30, 2020
As of January 1, 2020	21,620
Share of profit of associates	928
Dividend declared	(1,275)
As of June 30, 2020	21,273

5. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2020	5,314,348	25,164	5,339,512	203,323
Additions	18,557	7,856	26,413	349,431
Transfer from vessels under construction	376,785	—	376,785	(376,785)
Disposals	—	(3,029)	(3,029)	—
Fully amortized dry-docking component	(7,742)	—	(7,742)	—
As of June 30, 2020	5,701,948	29,991	5,731,939	175,969

Accumulated depreciation
As of January 1, 2020	907,192	5,255	912,447	—
Depreciation expense	79,350	395	79,745	—
Impairment loss on vessels	22,454	—	22,454	—
Fully amortized dry-docking component	(7,742)	—	(7,742)	—
As of June 30, 2020	1,001,254	5,650	1,006,904	—

Net book value
As of December 31, 2019	4,407,156	19,909	4,427,065	203,323
As of June 30, 2020	4,700,694	24,341	4,725,035	175,969

Vessels with an aggregate carrying amount of $4,700,694 as of June 30, 2020 (December 31, 2019: $4,407,156) have been pledged as collateral under the terms of the Group’s loan agreements.

As of June 30, 2020, a number of negative indicators, such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future near-term LNG demand and, therefore LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Company’s vessels (including the Partnership’s vessels) could be secured over the near-term in the spot market, prompted the Company to perform an impairment assessment of its vessels in accordance with the Company’s accounting policy. The recoverable amounts (values in use) for four steam turbine propulsion (“Steam”) vessels, i.e. the Methane Lydon Volney (owned by GasLog), as well as the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally (owned by the Partnership) were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $22,454 was recognized in profit or loss in the six months ended June 30, 2020.

The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $39 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would result in an aggregate decrease/increase in the impairment charge of $126,909/($120,247). The discount rate used for the Steam vessels was 5.8% as of June 30, 2020. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $26,340/($14,949), respectively.

On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it would have access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into a Floating Storage and Regasification Units (“FSRU”) whereby such conversion work would be undertaken by Keppel Shipyard Limited (“Keppel”). GasLog was only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs had not been utilized in a GasLog vessel conversion within three years from November 2016, the items might be put to GasLog at 85% of the original cost, or GasLog might call for the purchase of such LLIs at 115% of the original cost. On February 7, 2020, GasLog paid $17,625 for the acquisition of such LLIs, following the expiration of the arrangement.

Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group was committed to purchase depot spares from MSL with an aggregate initial value of $8,000 of which depot spares with value of $660 had already been purchased and paid while the remaining were acquired and paid on June 2, 2020.

In June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine which was included in Office property and other tangible assets to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle at a price of $2,457 (Note 10). The disposal resulted in a loss of $572.

Vessels under construction

GasLog has the following newbuildings on order at Samsung Heavy Industries Co., Ltd. (“Samsung”):

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
GasLog Westminster	May 2018	Q3 2020(1)	180,000
Hull No. 2300	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q1 2021	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

(1) The vessel was delivered on July 15, 2020 (Note 22).

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of June 30, 2020, the Group has paid to the shipyard $170,911 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 16).

The vessels under construction costs as of December 31, 2019 and June 30, 2020 are as follows:

	December 31, 2019	June 30, 2020
Progress shipyard installments	197,637	171,347
Onsite supervision costs	3,879	2,876
Critical spare parts, equipment and other vessel delivery expenses	1,807	1,746
Total	203,323	175,969

6. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2020	200,032	1,857	4,550	56	206,495
Additions	5,610	472	516	59	6,657
Depreciation expense	(3,978)	(601)	(792)	(28)	(5,399)
As of June 30, 2020	201,664	1,728	4,274	87	207,753

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2020	204,930
Additions	1,047
Lease charge (Note 18)	5,075
Payments	(10,359)
As of June 30, 2020	200,693
Lease liability, current portion	9,769
Lease liability, non-current portion	190,924
Total	200,693

An amount of $44 and $194 has been recognized in the unaudited condensed consolidated statement of profit or loss for the three and six months ended June 30, 2020, which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

7. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2019	June 30, 2020
Various guarantees	388	375
Other long-term assets	1,613	3,675
Cash collaterals on swaps	22,220	38,392
Total	24,221	42,442

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps, being the difference between their fair value and an agreed threshold. An amount of $32,708 of cash collaterals has been included in Prepayments and other current assets (December 31, 2019: nil).

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31, 2019	June 30, 2020
Current accounts	113,655	127,647
Time deposits (with original maturities of three months or less)	149,491	44,483
Ship management client accounts	601	784
Total	263,747	172,914

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management. A compensating balance is held as a current liability.

9. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2019	June 30, 2020
Amounts due within one year	268,090	477,890
Less: unamortized deferred loan/bond issuance costs	(12,668)	(12,690)
Borrowings, current portion	255,422	465,200
Amounts due after one year	2,930,221	2,946,552
Less: unamortized premium	1,457	1,128
Less: unamortized deferred loan/bond issuance costs	(39,705)	(39,838)
Borrowings, non-current portion	2,891,973	2,907,842
Total	3,147,395	3,373,042

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

During the six months ended June 30, 2020, the Group drew down $100,000 under the revolving credit facility of the credit agreement of up to $1,050,000 entered into on July 19, 2016 (the “Legacy Facility Refinancing”) and $152,525 and $149,386 under the Newbuilding Facility to partially finance the delivery of the GasLog Windsor and the GasLog Wales, respectively. In addition, the Group repaid $107,448 in accordance with the repayment terms under its loan facilities.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

In July 2020, the Group successfully refinanced its debt facilities maturing in April and July 2021 (Note 22).

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

On January 13, 2020 GasLog completed the exchange of $10,000 for the partial exchange of the outstanding 8.875% Senior Notes and, on January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% par value resulting in a loss of $1,937.

The carrying amount under the NOK bond maturing in 2024 (the “NOK 2024 Bond”), net of unamortized financing costs, as of June 30, 2020 is $91,533 (carrying amount under the NOK 2021 Bonds and the NOK 2024 Bonds as of December 31, 2019: $149,433) while their fair value is $77,256 based on a USD/NOK exchange rate of 0.1033 as of June 30, 2020 (December 31, 2019: $157,383, based on a USD/NOK exchange rate of 0.1134).

The carrying amount under the 8.875% senior unsecured notes due in 2022, net of unamortized financing costs and premium as of June 30, 2020 is $313,344 (December 31, 2019: $322,938).

The Group was in compliance with its financial covenants as of June 30, 2020.

10. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2019	June 30, 2020
Dividends receivable from associate	450	825
Other receivables	123	2,517
Total	573	3,342

Other receivables include a balance of $2,457 which is receivable from Egypt LNG Shipping Ltd. from the sale of a low-pressure turbine (Note 5).

Current Liabilities

Amounts due to related parties

	December 31, 2019	June 30, 2020
Ship management creditors	328	512
Amounts due to related parties	200	78

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $78 as of June 30, 2020 (December 31, 2019: $200) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

11. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues from fixed rate time charters	141,291	138,990	275,503	273,147
Revenues from variable rate time charters	—	19,671	—	51,219
Revenues from The Cool Pool Limited (GasLog vessels)	12,776	—	44,918	—
Revenues from vessel management services	184	200	377	392
Total	154,251	158,861	320,798	324,758

Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog’s vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of $2,658 and ($4,080) for the three and six months ended June 30, 2019, respectively which is recorded as a separate line item in the Profit or Loss Statement.

Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period.

12. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Employee costs*	5,123	6,275	10,422	11,709
Share-based compensation (Note 20)	1,120	1,613	2,321	2,866
Other expenses	4,929	3,266	8,806	6,200
Total	11,172	11,154	21,549	20,775

*Employee costs include restructuring costs of $1,081 and $1,526 for the three and six months ended June 30, 2020 pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office.

13. Vessel Operating and Supervision Costs

An analysis of vessels operating and supervision costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Crew wages and vessel management employee costs	19,733	20,548	39,344	40,936
Technical maintenance expenses	8,597	7,583	17,125	17,304
Other vessel operating expenses	5,028	4,474	9,859	9,417
Total	33,358	32,605	66,328	67,657

14. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2019	June 30, 2020
Unearned revenue	48,183	32,775
Accrued off-hire	6,968	7,262
Accrued purchases	9,759	7,653
Accrued interest	36,746	33,585
Other accruals	34,586	33,510
Total	136,242	114,785

15. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

On June 29, 2020, GasLog issued 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36,000 through a private placement of unregistered common shares.

As of June 30, 2020, the share capital consisted of 95,114,166 issued and outstanding common shares, par value $0.01 per share, 278,960 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of	Share	Preference	Contributed	Treasury
	common shares	treasury shares	preference shares	capital	shares	surplus	shares
Outstanding as of January 1, 2020	80,871,670	121,456	4,600,000	810	46	760,671	(2,159)
Purchase of treasury shares	(323,919)	323,919	—	—	—	—	(2,000)
Proceeds from private placement, net of offering costs	14,400,000	—	—	144	—	34,856	—
Treasury shares distributed for awards vested or exercised in the period	166,415	(166,415)	—	—	—	—	2,441
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(21,149)	—
Outstanding as of June 30, 2020	95,114,166	278,960	4,600,000	954	46	774,378	(1,718)

The treasury shares were acquired by GasLog in relation to the share-based compensation (Note 20).

Dividend distribution

On February 5, 2020, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on March 12, 2020 to shareholders of record as of March 2, 2020 for a total amount of $12,082.

On March 12, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on April 1, 2020 to holders of record as of March 31, 2020. GasLog paid the declared dividend to the transfer agent on April 1, 2020.

On May 6, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on May 28, 2020 to shareholders of record as of May 18, 2020 for a total amount of $4,035.

On May 14, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on July 1, 2020 to holders of record as of June 30, 2020. GasLog paid the declared dividend to the transfer agent on July 1, 2020.

16. Commitments and Contingencies

(a) Commitments relating to the vessels under construction (Note 5) as of June 30, 2020 payable to Samsung were as follows:

June 30, 2020
Period
Not later than one year	637,420
Later than one year and not later than three years	150,880
Total	788,300

(b) Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 6), as of June 30, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2020
Period
Not later than one year	404,794
Later than one year and not later than two years	332,784
Later than two years and not later than three years	318,234
Later than three years and not later than four years	281,395
Later than four years and not later than five years	244,375
More than five years	638,211
Total	2,219,793

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(c)     In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A.  (“Wartsila”) in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(d)    In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2020, ballast water management systems had been installed on seven out of the nineteen vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

17. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2019	June 30, 2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	18	—
Forward foreign exchange contracts	389	—
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	3,594	—
Total	4,001	—
Derivative financial instruments, current assets	429	—
Derivative financial instruments, non-current assets	3,572	—
Total	4,001	—

The fair value of the derivative liabilities is as follows:

	December 31, 2019	June 30, 2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	49,891	129,700
Forward foreign exchange contracts	41	256
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	7,515
Total	49,932	137,471
Derivative financial instruments, current liability	8,095	34,616
Derivative financial instruments, non-current liability	41,837	102,855
Total	49,932	137,471

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”), and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	June 30, 2020
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc (“HSBC”)	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland (“Nordea”)	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog (1)	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%/2.170%	100,000	100,000
GasLog	Nordea	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN AMRO Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog	Nordea	May 2018	July 2020	July 2026	3.070%	N/A	N/A
GasLog	Nordea	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog	SEB	May 2018	July 2020	July 2024	3.025%	N/A	N/A
GasLog	SEB	May 2018	April 2018	July 2025	2.300%	50,000	50,000
GasLog	DNB	May 2018	July 2020	July 2024	3.056%	N/A	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	April 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	April 2018	July 2025	2.550%	33,333	33,333
GasLog	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	N/A	N/A
GasLog	CITI	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	Dec 2018	Oct 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	Dec 2018	Oct 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	Dec 2018	Jan 2019	July 2025	2.685%	73,333	73,333
GasLog	SEB	Dec 2018	July 2020	July 2024	2.958%	N/A	N/A
GasLog(2)	Nordea	Dec 2018	July 2020	May 2020	2.937%	N/A	N/A
GasLog(2)	ING Bank N.V.	May 2020	July 2020	July 2024	3.127%	N/A	N/A
GasLog	DNB	Dec 2018	April 2020	April 2025	2.979%	N/A	60,000
					Total	1,170,000	1,230,000

(1) The fixed interest rate was agreed at 2.005% until May 2020 and was increased at 2.17% from May 2020 to February 2022.

(2)  In May 2020, the Group terminated an interest rate swap with Nordea originally maturing in July 2024 and replaced it with a new swap with ING Bank N.V. of the same notional amount of $100,000 and the same maturity date of July 2024 with an effective date of July 2020. The impact of these parallel transactions for the Group was a loss of $41.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and six months ended June 30, 2020 amounted to a net loss of $9,847 and a net loss of $79,827, respectively (for the three and six months ended June 30, 2019: a net loss of $31,951 and a net loss of $52,705, respectively), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and six months ended June 30, 2020, the net loss of $9,847 and $79,827, respectively derived from changes in the LIBOR curve as well as modifications of the Group’s interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

The Group entered into CCSs which converted the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity with respect to the NOK 2021 Bonds and maintains CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a floating interest rate and principal on maturity with respect to NOK 2024 Bonds, in order to hedge the Group’s exposure to fluctuations deriving from Norwegian Krone (“NOK”).

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	June 30, 2020
GasLog(1)	DNB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	SEB	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
GasLog(1)	Nordea Bank Finland	Nov 2019	Nov 2019	Nov 2024	floating	32,850	32,850
					Total	98,550	98,550

(1) On November 27, 2019, in conjunction with the issuance of the NOK 2024 Bonds, the Group entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 2024 Bonds.

For the three and six months ended June 30, 2020, the effective portion of changes in the fair value of CCSs amounting to a gain of $8,985 and a loss of $11,782, respectively, has been recognized in Other comprehensive income (for the three and six months ended June 30, 2019: a loss of $219 and a loss of $916, respectively). For the three and six months ended June 30, 2020, a loss of $240 and $455, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2019: a loss of $147 and $309, respectively). Additionally, for the three and six months ended June 30, 2020, a loss of $7,344 and a gain of $9,098, respectively, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of June 30, 2020 (for the three and six months ended June 30, 2019: a loss of $1,153 and a loss of $1,857, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”), Euros (“EUR”), Singapore dollars (“SGD”) and Japanese Yen (“JPY”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR or SGD or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	ABN	November 2019	6	July-December 2020	1.1347-1.1452	€6,000
GasLog	Citibank	November 2019	6	July-December 2020	1.1341-1.1444	€6,000
GasLog	HSBC	November 2019	4	Sept-December 2020	1.1348-1.1410	€4,000
GasLog	SEB	November 2019	4	Sept-December 2020	1.1357-1.1419	€4,000
GasLog	OCBC	November 2019	2	July-August 2020	1.1305	€4,000
					Total	€24,000

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/SGD)	Total Exchange Amount (in thousands)
GasLog	OCBC	November 2019	3	July-September 2020	1.3524	S$1,500
GasLog	Citibank	February 2020	3	July-September 2020	1.3861-1.3867	S$3,000
					Total	S$4,500

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/JPY)	Total Exchange Amount (in thousands)
GasLog	Citibank	December 2019	1	November 2020	107.3409	JP¥29,397
					Total	JP¥29,397

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2020. The change in the fair value of these contracts for the three and six months ended June 30, 2020 amounted to a net gain of $748 and a net loss of $604, respectively (for the three and six months ended June 30, 2019: a net gain of $1,170 and $774, respectively), which was recognized against profit or loss in the period incurred and is included in Loss on derivatives.

18. Financial Costs and Loss on Derivatives

An analysis of financial costs and loss on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Amortization and write-off of deferred loan issuance costs	3,224	3,697	7,385	7,514
Interest expense on loans	32,383	25,147	62,974	51,973
Interest expense on bonds and realized loss on CCS	8,256	8,856	15,739	18,340
Lease charge	2,635	2,526	5,264	5,075
Loss arising on bond repurchase	—	—	—	1,937
Other financial costs, net	399	3,331	1,042	159
Total financial costs	46,897	43,557	92,404	84,998

Unrealized loss on derivative financial instruments held for trading (Note 17)	30,781	9,140	51,931	80,472
Realized (gain)/loss on interest rate swaps held for trading	(1,226)	2,731	(2,961)	3,600
Realized loss on forward foreign exchange contracts held for trading	1,246	531	2,122	737
Ineffective portion of cash flow hedges	(2)	1,065	(49)	(218)
Total loss on derivatives	30,799	13,467	51,043	84,591

19. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash investing and financing activities for the periods ended June 30, 2019 and June 30, 2020 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	677,680	—	—	—	677,680
Bank loan repayments	—	(445,604)	—	—	—	(445,604)
Additions in deferred loan fees	—	(9,175)	—	(1,584)	(3,056)	(13,815)
Amortization and write-off of deferred loan issuance costs and premium	—	—	—	7,385	—	7,385
Retranslation of the 2021 NOK Bonds in USD	—	—	1,857	—	—	1,857
Borrowings outstanding as of June 30, 2019	2,828,459	222,901	1,857	5,801	(3,056)	3,055,962

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from bank loans and bonds	—	401,911	—	—	—	401,911
Bank loan and bond repayments	—	(150,508)	—	(8,063)	—	(158,571)
Payment for bond repurchase at premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(7,605)	—	982	(1,375)	(7,998)
Amortization of deferred loan issuance costs and premium	—	—	—	7,514	—	7,514
Retranslation of the 2021 NOK Bonds in USD	—	—	(9,098)	(6,174)	—	(15,272)
Borrowings outstanding as of June 30, 2020	3,147,395	241,861	(9,098)	(5,741)	(1,375)	3,373,042

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	3,096
Unrealized loss on derivative financial instruments held for trading (Note 18)	—	—	(51,931)	(51,931)
Ineffective portion of cash flow hedges (Note 18)	—	—	49	49
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(607)	—	(607)
Net derivative assets/(liabilities) as of June 30, 2019	3,096	(607)	(51,882)	(49,393)

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Total
Net derivative liabilities as of January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 18)	—	—	—	(80,472)	(80,472)
Ineffective portion of cash flow hedges (Note 18)	—	—	—	218	218
Payment for interest rate swaps termination	—	10,811	—	—	10,811
Proceeds from entering into interest rate swaps	—	(10,770)	—	—	(10,770)
Payment for CCS termination	—	4,051	—	(4,051)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(11,327)	—	(11,327)
Net derivative liabilities as of June 30, 2020	(45,931)	4,092	(11,327)	(84,305)	(137,471)

A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2019	4,482,857	—	—	4,482,857
Additions	—	256,888	(7,245)	249,643
Returns for capital expenditures	—	(5,629)	—	(5,629)
Depreciation expense	—	—	(75,869)	(75,869)
Tangible fixed assets and vessels under construction as of June 30, 2019	4,482,857	251,259	(83,114)	4,651,002

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2020	4,630,388	—	—	4,630,388
Additions (Note 5)	—	374,605	1,239	375,844
Disposals (Note 5)	—	—	(3,029)	(3,029)
Depreciation expense (Note 5)	—	—	(79,745)	(79,745)
Impairment loss on vessels (Note 5)	—	—	(22,454)	(22,454)
Tangible fixed assets and vessels under construction as of June 30, 2020	4,630,388	374,605	(103,989)	4,901,004

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 18)	—	—	5,264	5,264
Additions	—	—	1,081	1,081
Payments for interest	—	(5,266)	—	(5,266)
Payments for lease liability	—	(4,770)	(46)	(4,816)
Lease liabilities as of June 30, 2019	213,374	(10,036)	6,299	209,637

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2020	204,930	—	—	204,930
Lease charge (Note 18)	—	—	5,075	5,075
Additions	—	—	1,047	1,047
Payments for interest	—	(5,069)	—	(5,069)
Payments for lease liability	—	(5,182)	(108)	(5,290)
Lease liabilities as of June 30, 2020	204,930	(10,251)	6,014	200,693

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Equity related costs	(894)	406	(488)
Net payments for equity offerings in the period ended June 30, 2019	(894)	406	(488)

	Cash flows	Non-cash items	Total
Proceeds from equity offerings	36,000	—	36,000
Equity related costs	(15)	(1,099)	(1,114)
Net proceeds from equity offerings in the period ended June 30, 2020	35,985	(1,099)	34,886

20. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) and the terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”)  have been disclosed in Note 22 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2019.

On April 1, 2020, GasLog granted to executives, managers and certain employees of the Group 496,742 RSUs and 496,742 Performance Stock Units (“PSUs”) in accordance with the Plan. The RSUs will vest incrementally with one third of the RSUs vesting on each of April 1, 2021, 2022 and 2023 and the PSUs will vest on April 1, 2023. Vesting of the PSUs is also subject to the achievement of certain performance targets in relation to the total shareholder return (“TSR”) achieved by the Company during the performance period weighted at 50%, the operating expenses reduction (“Opex reduction”) weighted at 25% and the general and administrative expense reduction (“G&A reduction”) weighted at 25%. Specifically, TSR is benchmarked against the TSR of a selected group of peer companies. TSR above the 75th percentile of the peer group results in 100% of the award vesting; TSR between the 25th and 75th percentile of the peer group results in the achieved percentile of award vesting and TSR below the 25th percentile of the peer group results in none of the award vesting. In addition, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the three-year target Opex reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction results in none of the award vesting. Finally, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the target G&A reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction, results in none of the award vesting. The compensation cost for the PSUs is recognized on an accelerated basis as though each separately vesting portion of PSUs is a separate award. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RSUs	496,742	April 1, 2020	$3.51
PSUs	496,742	April 1, 2020	$3.51

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash.

Fair value

The fair value of the RSUs and PSUs was determined by using the grant date closing price of $3.51 per common unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs, SARs and PSUs during the period

The summary of RSUs, SARs and PSUs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2020	367,162	—	1.16	5,988
Granted during the period	496,742	—	—	1,744
Vested during the period	(200,863)	—	—	(3,217)
Forfeited during the period	(1,059)	—	—	(17)
Outstanding as of June 30, 2020	661,982	—	2.36	4,498
SARs
Outstanding as of January 1, 2020	2,630,173	14.46	6.53	11,367
Forfeited during the period	(1,085)	—	—	(6)
Expired during the period	(17,326)	—	—	(71)
Outstanding as of June 30, 2020	2,611,762	14.47	6.03	11,290
PSUs
Outstanding as of January 1, 2020	—	—	—	—
Granted during the period	496,742	—	—	1,744
Outstanding as of June 30, 2020	496,742	—	2.75	1,744

As of June 30, 2020, 2,344,849 SARs have vested but have not been exercised.

On April 1, 2020, GasLog Partners granted to its executives 233,688 RCUs and 233,688 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 1, 2023. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $2.02 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the period	233,688	—	472
Vested during the period	(37,327)	—	(882)
Outstanding as of June 30, 2020	272,828	2.54	1,380
PCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the period	233,688	—	472
Vested during the period	(31,105)	—	(734)
Forfeited during the period	(6,222)		(148)
Outstanding as of June 30, 2020	272,828	2.54	1,380

The total expense recognized in respect of share-based compensation for the three and six months ended June 30, 2020 was $1,646 and $2,992 (for the three and six months ended June 30, 2019: $1,266 and $2,587). The total accrued cash distribution as of June 30, 2020 is $762 (December 31, 2019: $1,176).

21. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit/(loss) for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	June 30, 2019	June 30, 2020
Basic loss per share
Loss for the period attributable to owners of the Group	(25,998)	(21,348)
Plus:
Dividend on preference shares	(2,516)	(2,516)
Loss for the period attributable to owners of the Group	(28,514)	(23,864)
Weighted average number of shares outstanding, basic	80,847,127	80,848,314
Basic loss per share	(0.35)	(0.30)
Diluted loss per share
Loss for the period attributable to owners of the Group used in the calculation of diluted loss per share	(28,514)	(23,864)
Weighted average number of shares outstanding, basic	80,847,127	80,848,314
Dilutive potential ordinary shares	—	—
Weighted average number of shares used in the calculation of diluted loss per share	80,847,127	80,848,314
Diluted loss per share	(0.35)	(0.30)

	For the six months ended
	June 30, 2019	June 30, 2020
Basic loss per share
Loss for the period attributable to owners of the Group	(36,945)	(72,827)
Plus:
Dividend on preference shares	(5,031)	(5,032)
Loss for the period attributable to owners of the Group	(41,976)	(77,859)
Weighted average number of shares outstanding, basic	80,836,442	80,777,161
Basic loss per share	(0.52)	(0.96)
Diluted loss per share
Loss for the period attributable to owners of the Group used in the calculation of diluted loss per share	(41,976)	(77,859)
Weighted average number of shares outstanding, basic	80,836,442	80,777,161
Dilutive potential ordinary shares	—	—
Weighted average number of shares used in the calculation of diluted loss per share	80,836,442	80,777,161
Diluted loss per share	(0.52)	(0.96)

The Group excluded the dilutive effect of 2,611,762 SARs, 661,982 RSUs and 496,742 PSUs (June 30, 2019: 2,666,031 SARs 378,967 RSUs and nil PSUs) in calculating diluted EPS for the three and six months ended June 30, 2020, as they were anti-dilutive.

22. Subsequent Events

On July 15, 2020, GasLog took delivery of the GasLog Westminster, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Despite the industrial disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with a wholly-owned subsidiary of Centrica plc.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual instalments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last instalment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. The relevant amount of $193,713 was drawn on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership. Finally, in July 2020, GasLog Partners entered into four new interest rate swap agreements with an aggregate notional amount of $133,333 due in 2024 and 2025 with the hedging providers under the facility.

GasLog has concurrently refinanced the existing indebtedness due in 2021 for the GasLog Savannah, the GasLog Singapore, the GasLog

Skagen, the GasLog Saratoga, the GasLog Salem, and the Methane Lydon Volney by entering into a credit agreement of $576,888. ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acted as global co-ordinators and bookrunners, while HSBC Bank plc acted as mandated lead arranger; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494,475 Term Loan Facility which will amortize on a quarterly basis (following an initial repayment six months after the initial drawdown equal to the sum of two quarterly repayments), with a final balloon amount payable concurrently with the last installment in June 2025 and a $82,413 revolving loan facility which also matures in June 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $576,888 was drawn on July 21, 2020, out of which $557,026 was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds will be used for general corporate and working capital purposes.

On July 30, 2020, GasLog entered into a credit agreement with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. Funded on July 31, 2020, the facility provides $96,815 of additional financing, refinancing the $92,153 of outstanding indebtedness of GasLog Chelsea and contributing to the $30,195 of incremental liquidity for general corporate and working capital purposes referenced above. National Bank of Greece S.A. is acting as the sole original lender. The facility will amortize on a quarterly basis, with a final balloon amount payable concurrently with the last instalment in July 2025.

On August 4, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on August 27, 2020 to shareholders of record as of August 17, 2020.